EXHIBIT 99.1




                                     [LOGO]





                     REPORT FOR THE THREE MONTH PERIOD ENDED
                                  JUNE 30, 2003

                                       OF


                       LION BIOSCIENCE AKTIENGESELLSCHAFT
                               HEIDELBERG, GERMANY





I    CONSOLIDATED FINANCIAL STATEMENTS (US-GAAP) (UNAUDITED).................  2

     Consolidated Balance Sheets as of June 30, 2003.........................  2
     Consolidated Statements of Operations for the three months ended
       June 30, 2003.........................................................  3
     Consolidated Statements of Cash Flows for the three months ended
       June 30, 2003.........................................................  4
     Consolidated Statements of Shareholders' Equity as of June 30, 2003.....  5
     Notes to the Consolidated Financial Statements..........................  6

II   MANAGEMENT'S DISCUSSION AND ANALYSIS OF  FINANCIAL CONDITION AND
      RESULTS OF OPERATIONS.................................................. 23


III  CONTACT................................................................. 30

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
                                              LION BIOSCIENCE AG

                              CONSOLIDATED BALANCE SHEETS (U.S. GAAP) (UNAUDITED)
                            (IN THOUSAND EURO, EXCEPT FOR SHARE AND PER-SHARE DATA)

                                                                                         Notes    June 30     March 31
                                                                                          No.       2003         2003
                                                                                                  --------     -------
                                                                                                   (euro)      (euro)

ASSETS
CURRENT ASSETS
     Cash and cash equivalents ....................................................          2      51,932      60,102
     Marketable securities ........................................................       2, 6      13,061      12,762
     Trade accounts receivable, net ...............................................          2       5,776       7,581
     Capitalized project costs ....................................................          2          99           0
     Prepaid expenses, short-term .................................................          3       1,019       1,799
     Other assets .................................................................          4       1,032       1,292
     Assets held for sale .........................................................          C          28         322
                                                                                                  --------     -------
            TOTAL CURRENT ASSETS ..................................................                 72,947      83,858

Property, plant and equipment, net ................................................          5       6,015       6,890
Other long-term investments .......................................................          7         549         549
Other intangible assets, net ......................................................          9         420         576
Trade accounts receivable, long-term ..............................................          2       1,488       1,423
                                                                                                  --------     -------
                                                                                                    81,418      93,296
                                                                                                  ========     =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Trade accounts payable .......................................................                  1,592       1,770
     Accrued liabilities ..........................................................         10      11,932      15,458
     Current portion of long-term debt ............................................         13         569         569
     Current portion of capital lease obligation ..................................         12          18          16
     Deferred income and advance payments .........................................                  2,570       3,640
     Other current liabilities ....................................................         11         801       1,102
                                                                                                  --------     -------
            TOTAL CURRENT LIABILITIES .............................................                 17,482      22,555

Long-term debt less current portion ...............................................         13       1,991       1,991
Capital lease obligations less current portion ....................................         12          62          69

SHAREHOLDERS' EQUITY
     Ordinary shares, each with a notional par value of (euro) 1.00;
         19,870,175 shares issued and outstanding as of June 30 and March 31, 2003,
         29,805,262 shares authorized at June 30 and March 31,
         2003 .....................................................................         14      19,870      19,870
     Additional paid-in capital ...................................................                302,270     302,307
     Accumulated other comprehensive income .......................................                 (4,415)     (3,727)
     Accumulated losses ...........................................................               (255,841)   (249,769)
                                                                                                  --------     -------
            TOTAL SHAREHOLDERS' EQUITY ............................................                 61,884      68,681
                                                                                                  --------     -------
                                                                                                    81,418      93,296
                                                                                                  ========     =======



       The accompanying notes are an integral part of these unaudited consolidated financial statements.

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                                       2

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                                              LION BIOSCIENCE AG

                         CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. GAAP) (UNAUDITED)
                              (IN THOUSAND EURO, EXCEPT SHARE AND PER-SHARE DATA)

                                                                             Notes      Three months ended June 30,
                                                                               No.      ---------------------------
                                                                                            2003           2002
                                                                                           (euro)         (euro)
                                                                                        -----------    -----------
REVENUES:
   Drug discovery ...................................................         2, 22            305            582
   Licenses .........................................................         2, 22          1,287          3,173
   Professional services ............................................         2, 22          1,749          3,171
   Maintenance and support ..........................................         2, 22            563            396
                                                                                        -----------    -----------

      TOTAL REVENUES ................................................                        3,904          7,322

COST-OF-SALES .......................................................                        2,372          3,323

COSTS AND EXPENSES:
   Selling costs ....................................................             2          1,867          3,387
   General and administrative costs .................................             2          2,035          4,042
   Research and development costs ...................................             2          3,512          8,643
   Other operating income and expenses ..............................                         (636)           356

                                                                                        -----------    -----------
TOTAL COSTS AND EXPENSES (INCL. COST-OF-SALES) ......................                        9,151         19,751

OPERATING RESULTS BEFORE DEPRECIATION AND AMORTIZATION ..............                       (5,247)       (12,429)

   Depreciation of property, plant and equipment and
       amortization of intangible assets ............................   2, 5, 9, 15          1,355          2,847
                                                                                        -----------    -----------

OPERATING RESULTS ...................................................                       (6,602)       (15,276)
   Interest income and expenses .....................................            16            427          1,100
   Results from marketable securities and other long-term investments            17              0         (1,700)

LOSS BEFORE TAXES FROM CONTINUING OPERATIONS ........................                       (6,175)       (15,877)
   Tax expense ......................................................                          (83)          (108)
                                                                                        -----------    -----------

NET LOSS FOR THE PERIOD FROM CONTINUING OPERATIONS ..................                       (6,258)       (15,984)
                                                                                        ===========    ===========

Result of discontinued operations (net of tax of(euro) 0) ...........             C            186         (3,194)

NET LOSS FOR THE PERIOD .............................................                       (6,072)       (19,178)
                                                                                        ===========    ===========

Basic and diluted net loss per share from continuing operations .....                        (0.31)         (0.81)
Basic and diluted net loss per share from discontinued operations ...                         0.00          (0.16)
                                                                                        -----------    -----------
BASIC AND DILUTED NET LOSS PER SHARE FROM TOTAL OPERATIONS ..........            23          (0.31)         (0.97)
                                                                                        ===========    ===========

Average number of outstanding shares ................................                   19,870,175     19,870,175
                                                                                        ===========    ===========



       The accompanying notes are an integral part of these unaudited consolidated financial statements.

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                                              LION BIOSCIENCE AG

                         CONSOLIDATED STATEMENTS OF CASH FLOWS (U.S. GAAP) (UNAUDITED)
                                              (IN THOUSAND EURO)

                                                                          Three months ended June 30,
                                                                          ---------------------------
                                                                                2003       2002
                                                                          ------------   ------------
                                                                               (euro)     (euro)
OPERATING ACTIVITIES:
Net loss ..................................................................    (6,072)   (19,178)
Adjustments to reconcile net loss to net cash used in operating activities:
    Non-cash compensation for stock options and deferred compensation .....         0      1,442
    Depreciation of property, plant and equipment .........................     1,165      1,619
    Amortization of intangible assets .....................................       189      1,526
Loss (gain) on sale of fixed assets .......................................       (42)         0
Loss (gain) on sale of marketable securities ..............................         0      1,700
Changes in operating assets and liabilities:
    Trade accounts receivable .............................................     1,740        163
    Capitalized project costs .............................................       (99)         0
    Prepaid expenses and other current assets .............................       261        472
    Trade accounts payable ................................................      (178)        84
    Accrued liabilities ...................................................    (3,526)    (2,486)
    Deferred income and advanced payments received ........................      (289)    (1,087)
    Other current liabilities .............................................      (302)      (616)
                                                                          ------------   ------------
      Net cash used in operating activities ...............................    (7,153)   (16,361)
INVESTING ACTIVITIES:
Investments in property, plant and equipment ..............................      (412)    (1,323)
Proceeds from the sale of property, plant and equipment ...................       297          0
Proceeds from the sale of marketable securities ...........................         0     36,684
                                                                          ------------   ------------
      Net cash (used in) provided from investing activities ...............      (115)    35,361
FINANCING ACTIVITIES:
Decrease in additional paid-in capital ....................................        (9)         0
Principal payments on capital leases ......................................        (5)       (54)
                                                                          ------------   ------------
      Net cash used in financing activities ...............................       (14)       (54)
Increase (decrease) in cash ...............................................    (7,282)    18,946
Currency adjustments ......................................................      (888)      (688)
Cash and cash equivalents at beginning of period ..........................    60,102     19,184
                                                                          ------------   ------------
Cash and cash equivalents at end of period ................................    51,932     37,442
                                                                          ============   ============



         The accompanying notes are an integral part of these undaudited consolidated financial statements.

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
                                             LION BIOSCIENCE AG
                    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (U.S. GAAP) (UNAUDITED)
                              (IN THOUSAND EURO, EXCEPT SHARE AND PER-SHARE DATA)

                                                                                                        Accumulated other
                                                                                                     comprehensive income
                                                                                                     ---------------------
                                                                   Preferred                                                Total
                                      Ordinary       Preferred       Shares     Additional  Accumu-  Cumulative  Available   Share-
                                       Shares         Shares        subscribed   Paid-In    lated    translation for-sale-  holders'
                                  Shares    Amount  Shares Amount Shares Amount  Capital    Deficit  adjustments securities  Equity
                                ------------------ -------------- ------------- ----------  -------  ----------- ---------- --------

BALANCES AT MARCH 31, 2001       18,754,000 18,754    0      0      0      0    270,286    (42,587)      447      (4,922)   241,978
                                ......................................... ................ ............... .......
Non-cash compensation for
 stock options                                                                    4,225                                       4,225
Deferred compensation                                                               317                                         317
Valuation of securities
 available-for-sale at
  market prices                                                                                                   5,018      5,018
IPO expenses                                                                       (154)                                       (154)
Adjustment items for foreign
 currency translation                                                                                     29                     29
Ordinary shares issued against
 contribution in kind             1,116,175  1,116                               19,263                                      20,379
Net loss                                                                                   (54,686)                         (54,686)
                                ------------------ -------------- ------------- ----------  -------  ----------- ---------- --------
BALANCES AT MARCH 31, 2002       19,870,175 19,870    0      0      0      0    293,937    (97,273)      476         96     217,106
                                ================== ============== ============= ==========  =======  =========== ========== ========
Non-cash compensation for
  stock options                                                                    8,077                                      8,077
Deferred compensation                                                               293                                         293
Valuation of securities
 available-for-sale at
  market prices                                                                                                     162         162
Adjustment items for foreign
  currency translation                                                                                (4,461)                (4,461)
Net loss                                                                                  (152,496)                        (152,496)
                                ------------------ -------------- ------------- ----------  -------  ----------- ---------- --------
BALANCES AT MARCH 31, 2003       19,870,175 19,870    0      0      0      0    302,307   (249,769)   (3,985)       258      68,681
                                ================== ============== ============= ==========  =======  =========== ========== ========
Non-cash compensation for
 stock s                                                                             (9)                                        (9)
Deferred compensation                                                               (28)                                       (28)
Valuation of securitie
 available-for-sale at
  market prices                                                                                                     300        300
Adjustment items for foreign
 currency translation                                                                                   (988)                 (988)
Net loss                                                                                    (6,072)                         (6,072)
                                ------------------ -------------- ------------- ----------  -------  ----------- ---------- --------
BALANCES AT JUNE 30, 2003        19,870,175 19,870    0      0      0      0    302,270   (255,841)   (4,973)       558     61,884
                                ================== ============== ============= ==========  =======  =========== ========== ========



       The accompanying notes are an integral part of these unaudited consolidated financial statements

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                               LION BIOSCIENCE AG

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)
                                  JUNE 30, 2003

A.   BASIS OF PRESENTATION

1.   GENERAL AND OPERATIONS

     LION bioscience AG ("LION" or "the Company") was incorporated in Germany in March 1997. The Company offers and implements IT-software solutions for the data integration and analysis to improve the R&D performance of the life science industry. Through December 31, 2002, LION also applied state-of-the-art high-throughput technologies and internally-produced information technology systems for its own drug discovery activities. As a result of focusing on the Company's core competencies, LION closed its drug discovery activities as of December 31, 2002.

     Amounts included in the consolidated financial statements are reported in euro ("(euro)") unless otherwise stated.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the financial statements of LION bioscience AG and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidation. The fiscal year of the companies in the group ends on March 31.


USE OF ESTIMATES

     The preparation of consolidated financial statements requires the Company's management board to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and disclosures of commitments and contingencies. Actual results can differ from those estimates.


REVENUE RECOGNITION

     The Company's revenue consists of fees from licensing its software products
(LSI(TM)), fees earned from service and collaboration agreements performed by its professional services organization, fees earned from products and research agreements (ATP) from the Company's drug discovery activities and fees for software maintenance and support.

     Usually, the Company's LSI(TM) software is licensed under non-cancellable licensing agreements, which typicalLY grant the customer the right to use the software for periods of one to three years. According to the Company's policy, payments resulting from these contracts are paid in advance every year throughout the term of the contract without any contract concessions. The
Company also sells its software under perpetual licensing agreements. License agreements are generally extended automatically unless terminated by either party. Revenue from the sale of software under these licenses is recognized when evidence of an agreement exists, delivery has been made, the fee is fixed or determinable, collection of the fee is probable, and the customer has accepted delivery. Revenue resulting from license agreements with a one-year term is recognized on a straight-line basis over the term of the contract.

     The Company's license agreements generally include the provision of telephone customer support and may also include basic training and consultation services. These services are billed separately and revenue is recognized on a straight-line basis over the term of the contract. These services have no impact on the functionality of our software. For services provided by the Company conducted over a period of one year or longer separate contracts for maintenance and support are created. The revenues from these contracts are based upon vendor specific objective evidence of their fair values and are recognized on a straight-line basis over the term of the contract and reported separately as revenues from maintenance and support. Fair value of each element of an arrangement is determined based on normal pricing and discounting practice for those products and services when sold separately and additionally, by the

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renewal date. The Company guarantees its software for the term of the license period. The Company has received no warranty claims to date and, accordingly, has not built up a reserve for warranty costs.

     Revenue from service and collaboration agreements performed by our professional services organization is recognized in accordance with the terms of the respective agreement. Some of the agreements involve milestones. Revenues from the attainment of milestone events are recognized when the Company and its customers agree that the scientific results or other milestones defined in the agreement have been achieved. As a general rule revenue from other contracts is recognized on a straight-line basis over the term of the contract, which generally represents the pattern of costs incurred by the Company.

     In the preceeding fiscal years the Company realized revenues from a long-term service agreement according to the percentage of completion method with estimates on the basis of total incurred costs in relation to total expected costs. Pursuant to an amendment of the agreement effective as of January 1, 2002, payments become due with the achievement of the milestones fixed in the contract. Revenues are realized only when the milestone is reached.
Related external project costs are treated as expenses (cost-of-sales) of the period unless a loss is anticipated based on the Company's best estimates, in which case an accrual is made for the estimated loss. Internal, direct costs are capitalized until a milestone is reached.

     Revenue from the Company's drug discovery activities consists of fees for products developed by the Company (e.g. clone collections (arrayTAG(TM)) and Chem.Folio(TM) compound libraries), and revenues from research agreements (ATP) and is recognized when evidence of an agreement exists, delivery has been made, the fee is fixed or determinable, collection of the fee is probable, and the customer has accepted delivery.


GOVERNMENT GRANTS

     The Company receives grants under various government programs. Depending on the nature of the grant, the Company either records the grants as revenue, or a decrease of the related costs. Government grants that are intended to reimburse the Company for general costs of a program such as salaries, supplies, and general and administrative expenses are recorded as Drug Discovery revenues in the period earned. The total amount recorded as Drug Discovery revenue in the three months ended June 30, 2003 was (euro) 18,000 as compared to (euro) 0 the three months ended June 30, 2002. Government grants to specifically defray the costs of research and development are offset on receipt against the related expenses. The total amount offset in the three months ended June 30, 2003 was
(euro) 218,400, as compared to (euro) 341,500 in the three months ended June 30, 2002.


RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are expensed as incurred. Research and development costs in the three months ended June 30, 2003 (excluding government grants) totaled (euro) 3,730,700, as compared to (euro) 8,984,200 in the three months ended June 30, 2002. The previous years' research and development costs have been adjusted to reflect the reclassification of some research and development costs to cost-of-sales and discontinued operations, respectively.


ADVERTISING COSTS

     Costs for advertising and sales promotion are expensed as incurred. In the three months ended June 30, 2003 the costs for advertising and sales promotion totaled (euro) 98,000 as compared to (euro) 681,500, in the three months ended
June 30, 2002.


SOFTWARE DEVELOPMENT

     The Company capitalizes software development costs incurred subsequent to the establishment of technological feasibility. Under the Company's product development process, technological feasibility is established on completion of a working model. Once technological feasibility has been established, the costs involved are capitalized until the software has been marketed and is offered for sale. Software development costs are amortized on a product-by-product basis, using whichever is the greater of (a) the ratio of current gross revenue for a product to the total of current revenue and anticipated gross revenue for that product, or (b) the straight-line method over a maximum of three years. The
Company capitalized no software development costs in the three months ended June
30, 2003 and 2002. Amortization of (euro) 68,100 and (euro) 110,700 was reported in the three months ended June 30, 2003 and 2002, respectively. Residual book

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values as of June 30, 2003 were (euro) 159,800, as compared to (euro) 227,800 as of March 31, 2003.


COSTS OF UNCOMPLETED CONTRACTS

     The Company capitalizes costs for an uncompleted professional service project and recognizes the expenses (cost-of-sales) in the period the project or a milestone of the project has been reached and revenues are recorded. The
Company records revenues and expenses according to the percentage-of-completion method, whereas the progress in completion is measured in reaching certain milestones. All internal, direct cost are capitalized until a milestone is reached. At this point of time, these costs are reported as expenses, and the amount of expenses exceeding the revenues are booked against an accrual for loss contracts. As of June 30, 2003 costs of (euro) 99,000 were capitalized.


STOCK-BASED COMPENSATION

     The Company accounts for its stock options under the fair-value method according SFAS No. 123. Accordingly, compensation expense is recorded over the period until vesting based on the fair value of the option on the date of grant.
This expense estimate may not be representative of the actual costs in future reporting periods.


MARKETABLE SECURITIES

     The Company is exposed to exchange risks with respect to its cash equivalents and securities available for sale. The Company invests almost exclusively its excess liquidity in money market funds, mortgage bonds, corporate debt securities, and commercial paper, with the objective of assuring both the liquidity and security of the capital invested. The Company's investments are restricted to securities of issuers with high credit ratings.
Since the beginning of fiscal year 2003 all of the securities held are classified as "available for sale", because the Company intends to sell the securities for current cash flow needs and are thus adjusted to their fair market value. All securities are classified as current assets.


OTHER LONG-TERM INVESTMENTS

     Other long-term investments are generally carried at the lower of cost or fair market value.


CONCENTRATION OF CREDIT RISKS

     The Company's accounts receivable are unsecured and thus the Company is at risk to the extent such amounts become uncollectible.

     In the three months ended June 30, 2003 and 2002, revenues from continuing operations with Bayer AG constituted 48% and 27%, respectively, of the Company's total revenues. The outstanding accounts receivable from Bayer AG as of June 30, 2003 amounted to (euro) 575,000 (March 31, 2003: (euro) 376,000). The percentages reflect the revenues adjusted for discontinued operations.


CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of short-term, highly liquid cash investments with original maturities of less than three months from the date of acquisition.


FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, short-term loans, and accrued liabilities approximate their fair value due to the short maturities of these instruments.

     The carrying amount of long-term debt and capital lease obligations approximates their fair value, based on the market price for similar borrowings.
The same applies to other financial assets.

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TRADE ACCOUNTS RECEIVABLE

     The reported trade accounts receivable as of June 30, 2003 are reduced by an allowance for doubtful accounts amounting to (euro) 113,000 (March 31, 2002:
(euro) 275,000). Allowances for doubtful accounts are REcorded when the collectibility of a trade accounts receivable is determined to be unlikely. The allowance is determined on a specific basis. The trade accounts receivable is written-off against the allowance for doubtful accounts when collection efforts cease.


PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at acquisition cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life of the assets as follows:

      Laboratory equipment.......................................  5 to 10 years
      Computer software..........................................        3 years
      Furniture and office equipment.............................  5 to 10 years

     Leasehold improvements and equipment under capital lease are depreciated over their useful lives or the term of the lease, which ever is shorter.


INTANGIBLE ASSETS

     Intangible assets are reported at acquisition cost less accumulated amortization. The amortization is computed on a straight-line basis over the estimated useful life of the assets as follows:


      Software and technology and acquired customer relationship.      2 years
      Software licenses..........................................      3 years
      Commercial rights and patents..............................      4 years


IMPAIRMENT OF LONG-LIVED AND INTANGIBLE ASSETS

     The Company adopted SFAS No. 144, "Accounting for the Impairment or
Disposal of Long-lived assets" beginning April 1, 2002. SFAS No. 144 requires that long-lived and intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. In the event that facts and circumstances indicate an impairment, the carrying amount of the asset is compared with the asset's fair value to determine whether a write-down to the lower fair value must be recorded. The fair value is calculated based on the estimated sales and market prices of long-lived assets and, in the case of intangible assets, based on discounted cash-flows expected over their estimated useful lives.


CURRENCY TRANSLATION

     The financial statements of the Company's subsidiaries are prepared in their functional currencies, i.e. their local currencies. Balance sheet accounts are translated to the reporting currency (the euro) at the exchange rates in effect at the end of the reporting period, except for shareholders' equity, which is translated at the rates in effect when the underlying transactions were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the fiscal year. Differences resulting from translation are shown in a separate component of shareholders' equity
(cumulative translation adjustments)

     In the three months ended June 30, 2003, net exchange rate gains included in the statements of operations were (euro) 590,600, as compared to losses of
(euro) 403,300 in the three months ended June 30, 2002, representing the translation of assets and liabilities denominated in foreign currencies.

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

INCOME TAXES

     The Company accounts for income taxes under the asset and liability method
(balance sheet method) and, accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are determined on the basis of the tax rates applicable to taxable profits in the year in which the differences are expected to be recovered or settled. The effect of changes in the tax rates on deferred tax assets and liabilities is recognized in the period in which the amended tax rates are passed. A valuation allowance is established against deferred tax assets when it is determined that it is more likely than not that they cannot be recovered from future taxable income.


BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

     The basic loss per share is computed by dividing consolidated net loss by the weighted number of common shares outstanding, including common-share equivalents. Common-share equivalents resulting from stock-based compensation represented by out-of-money options are excluded from the calculation, as their effect is anti-dilutive.


RECLASSIFICATIONS

     Several values of the previous years' balance sheet, statements of operations and statements of cash flows have been reclassified to achieve a comparability with the statements for fiscal year ended June 30, 2003.


NEW ACCOUNTING REGULATIONS

     In November 2002, the Emerging Issue Task Force (EITF) reached a final consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables." EITF
00-21 addresses certain aspects of the accounting of revenue arrangements with multiple deliverables by a vendor. The issue outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The consensus reached in the issue will be effective for the Company for revenue arrangements, other than software, entered into after June 30, 2003. The
Company expects no material effect on its net assets, financial position, or results of operations from the adoptionof this issue.

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

B.   ADDITIONAL BALANCE SHEET INFORMATION

3.   PREPAID EXPENSES, DEFERRED ITEMS

                                                         6/30/2003     3/31/2003
                                                         ---------     ---------
                                                            (IN THOUSAND EURO)

Capitalized license fee (Metalayer), short-term portion..     0           278
License and maintenance fees.............................   234           399
Insurances...............................................   357           504
Rent.....................................................   127           299
Other....................................................   301           319
                                                            ---           ---
                                                          1,019         1,799
                                                          =====         =====

4.   OTHER ASSETS

                                                         6/30/2003     3/31/2003
                                                         ---------     ---------
                                                            (IN THOUSAND EURO)

Accrued interest on fixed income securities.............      9           309
Creditable capital gains tax............................    587           525
Sales tax (VAT) receivable..............................     16             8
Other...................................................    420           450
                                                            ---           ---
                                                          1,032         1,292
                                                          =====         =====

5.   PROPERTY, PLANT AND EQUIPMENT

                                                         6/30/2003     3/31/2003
                                                         ---------     ---------
                                                            (IN THOUSAND EURO)

Laboratory equipment....................................    833           860
Laboratory equipment (capital lease)....................     63            67
Computer software.......................................  1,038         1,047
Computer hardware (capital lease).......................      8             9
Furniture and office equipment..........................  2,441         2,931
Leasehold improvements..................................  1,632         1,976
                                                          -----         -----
                                                          6,015         6,890
                                                          =====         =====

     The reported net book values are derived from acquisition costs as of June
30, 2003 of (euro) 27,795,100 and (euro) 29,013,600 as of March 31, 2003 and accumulated depreciation of (euro) 21,780,500 as of June 30, 2003 and (euro)
22,123,300 as of March 31, 2003

     The net book values as of June 30, 2003 includes accumulated depreciation of (euro) 2,351,700 (March 31, 2003: (euro) 2,346,900) relating to property, plant and equipment under capital lease.

     Depreciation of property, plant and equipment totaled (euro) 1,164,900 in the three months ended June 30, 2003, as compared to (euro) 1,619,300 in the three months ended June 30, 2002. Of these totals (euro) 0 is included in discontinued operations in the three months ended June 30, 2003, as compared to
(euro) 298,000 in the three months ended June 30, 2002.

                                       11


6.   MARKETABLE SECURITIES

                                                         6/30/2003     3/31/2003
                                                         ---------     ---------
                                                            (IN THOUSAND EURO)

Equity securities.......................................    497           239
Debt securities......................................... 12,564        12,523
                                                         ------        ------
                                                         13,061        12,762
                                                         ======        ======

     The following table shows the Company's investments in marketable securities available for sale (in thousand euros):

                                                                    6/30/2003
                                         -----------------------------------------------------------------
                                               Acquisition        Market or      Unrealized    Unrealized
                                                     costs       fair value           gains        losses
                                         -----------------------------------------------------------------
Equity securities                                      111              497             386             0
Debt securities                                     12,393           12,564             209            37
                                         -----------------------------------------------------------------
                                                    12,504           13,061             595            37
                                         =================================================================


                                                                    3/31/2003
                                         -----------------------------------------------------------------
                                               Acquisition        Market or      Unrealized    Unrealized
                                                     costs       fair value           gains        losses
                                         -----------------------------------------------------------------
Equity securities                                      111              239             128             0
Debt securities                                     12,393           12,523             167            37
                                         -----------------------------------------------------------------
                                                    12,504           12,762             295            37
                                         =================================================================


     The debt securities at June 30, 2003 have following maturities (in thousand euros):

                                               Acquisition        Market or
                                                     costs       fair value
                                         -----------------------------------
      After 1 year through 5 years                   5,068            5,233
      After 5 years through 10 years                 2,280            2,324
      After 10 years                                 5,045            5,007
                                         -----------------------------------
                                                    12,393           12,564
                                         ===================================

     Effective as of the beginning of fiscal year 2003, the Company reclassified all of its securities previously classified as "held-to-maturity" to the category "available-for-sale" and reports all of its securities as short-term securities available-for-sale. This reclassification was necessary as a result of the Company's determination that the securities will need to be sold during fiscal year 2003 to cover existing cash flow needs. Therefore all securities have been valued at their fair market value and all unrealized gains and losses have been reported in other comprehensive income.

     In January 2000, the Company entered into a stock purchase agreement with Paradigm Genetics, Inc. ("Paradigm"), a U.S. corporation, whereby it acquired 400,000 Series C preferred shares in Paradigm for a total purchase price of $ 2 million ((euro) 2 million). At the time of Paradigm's initial public offering on May 10, 2000, the preferred shares were automatically converted to common shares at a 1:1 ratio.

     At the end of fiscal year 2002 the Company reviewed the value of the Paradigm stock and concluded that a reduction in value in the stock from the purchase price paid by the Company was other than temporary. Therefore, the Company wrote off the investment to the lower market price of $ 1.62 per share as of March 31, 2002. At December 31, 2002, the stock had a fair market value of $ 0.29 per share. Because of the ongoing decline in the share price during the first nine months of fiscal year 2003 the Company concluded that the reduction in value is other-than-temporary and recorded a decrease in fair market value of
(euro) 632,100 in the results of marketable securities and other long-term investments. As of March 31, 2003 the share price increased to $ 0.65. The corresponding increase in the market value of the Paradigm stock held by the Company of (euro) 128,000 was reported in other comprehensive income. The increase of the share price to $ 1.42 as of June 30, 2003 were also reported in other comprehensive income.

7.   OTHER LONG-TERM INVESTMENTS
                                                         6/30/2003     3/31/2003
                                                         ---------     ---------
                                                            (IN THOUSAND EURO)

BioSolveIT GmbH.........................................    549           549
                                                            ===           ===

     In June 2001, the Company participated in founding BioSolveIT GmbH, Sankt Augustin, by acquiring a 15% interest at a price of (euro) 548,800, including incidental acquisition costs. For accounting purposes, the investment is reported at the lower of cost or market. LION intends to hold the shares in BioSolveIT GmbH as a long-term investment.

8.   GOODWILL

                                                         6/30/2003     3/31/2003
                                                         ---------     ---------
                                                            ( IN THOUSAND EURO)

Trega Biosciences/NaviCyte operations................... 38,995        38,995
NetGenics operations.................................... 19,531        19,531
                                                         ------        ------
                                                         58,526        58,526
Less write-off..........................................(58,526)      (58,526)
                                                        --------      --------
                                                              0             0
                                                        =======       ========

     The Company adopted SFAS No. 142 "Goodwill and Intangible Assets" beginning April 1, 2001. According to SFAS No. 142, acquired goodwill is no longer subject to scheduled amortization. Rather, the Company must conduct an annual impairment test, or on an interim basis if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. During the first and second quarters fiscal year 2003, the Company's share price declined significantly, indicating potential goodwill impairment. On September 30, the Company's market capitalization adds up to approximately (euro) 62 million, the Company's equity adds up to approximately
(euro) 167 million. An analysis of the recovery of goodwill was performed, and an impairment charge was recorded for the full amount of the carrying amount of goodwill. This was based on the extended length of time that the Company's share price was depressed, and the lack of any clear indicators that the share price will recover by year-end 2003. During fiscal year 2003, the goodwill of NetGenics was adjusted subsequently in the amount of (euro) 137 thousand due to adjustment to the final purchase price allocation. The write-off was adjusted accordingly.

9.   Other Intangible Assets
                                              ESTIMATED
                                             USEFUL LIFE    6/30/2003  3/31/2003
                                             -----------    ---------  ---------
                                                      (IN THOUSAND EURO)

Licenses ..................................     4 years        121        163
Internally developed software .............     3 years        160        228
Clone collections .........................     3 years        139        185
                                                -------        ---        ---
                                                               420        576
                                                               ===        ===

     The reported net book values are derived from acquisition costs as of June 30, 2003 of (euro) 14,604,000 and (euro) 14,633,100 as of March 31, 2003 and accumulated amortization of (euro) 14,184,100 as of June 30, 2003 and (euro) 14,057,600 as of March 31, 2003

     Amortization of other intangible assets amounted to (euro) 189,300 in the three months ended June 30, 2003 as compared to (euro) 1,526,000 in the three months ended June 30, 2002.

     Amortization of other intangible assets for the following fiscal years is scheduled to be as follows:

FY      (in thousand euro)
2004:                406
2005:                 14
------------------------
Total:               420
========================

10.   ACCRUED LIABILITIES
                                                           6/30/2003   3/31/2003
                                                           ---------   ---------
                                                             (IN THOUSAND EURO)

Outstanding invoices ....................................    116          360
Vacation accrual ........................................  1,331        1,317
Consulting services .....................................    436          469
Supervisory Board .......................................    163          128
Audit of annual accounts, annual report and general
 shareholders meeting....................................    570          625
Bonus payments ..........................................    546        1,483
Lease and restructuring obligations .....................  4,387        5,598
Firm commitments ........................................  2,734        2,759
Loss contracts ..........................................    966        1,483
Royalties ...............................................    226          390
Contribution to Workmen's compensation ..................     36          120
Other....................................................    421          726
                                                          ------       ------
                                                          11,932       15,458
                                                          ======       ======

FIRM COMMITMENTS

     Firm commitments relate to obligations under long-term license agreements. The Company is contractually obligated to make future annual payments related to licenses and support and maintenance, which management has determined to be of no future value. The full amount of the obligation has been accrued.

LOSS CONTRACTS

     The loss contract accrual relates to estimated future losses on long-term professional services contracts. The accrual is based on management's best estimate of the excess of costs to be incurred over the estimated revenues. In the three months ended June 30, 2003 costs of (euro) 517,000 resulting from these contracts has been booked against the accrual.

RESTRUCTURING

     As part of a cost reduction and restructuring program formally adopted by the Company, the Company has accrued the necessary restructuring obligations as of March 31, 2003. The program was adopted prior to December 31, 2002 and followed the guidance in EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". These expenses include retention and severance payments in connection with the termination of employees at the U.S. subsidiary and at the Company in Germany which will become effective in the first and second quarters of fiscal year 2004, and lease restructuring payments in connection with a long-term lease during the third quarter of fiscal year 2003. The program involves the following major items:

    -termination of employees at U.S. and UK subsidiaries as well as in Germany -consolidation of the U.S. subsidiary's two Ohio sites (in Cleveland and
     Columbus) into the Columbus  site
    -restructuring of lease obligations
    -relocation of employees of U.S. subsidiary working from the laboratory space in the San Diego building to another location in San Diego

     Retention and severance payments are expected to be paid to up to 34 employees who are employed at several locations in the United States and 18 employees who are employed in Germany in several departments.

     The expenses are classified in the following line items of the statements of operations for the fiscal year ended March 31, 2003. Payments for severances and for the lease of unused space of the San Diego building has been booked against the accrual in the three months ended June 30, 2003.

                                                    3/31/2003  USAGE   6/30/2003
                                                        (IN THOUSAND EURO)

General and administrative costs ....................     59      59       0
Research and development costs ......................  4,189     750   3,439
Discontinued operations .............................  1,350     402     948
                                                       -----   -----   -----
Total ...............................................  5,598   1,211   4,387
                                                       =====   =====   =====

11.   OTHER CURRENT LIABILITIES

                                                            6/30/2003  3/31/2003
                                                            ---------  ---------
                                                             (IN THOUSAND EURO)

Payroll-related taxes and social security contributions ...    511        663
Stock options .............................................      0        180
Payroll liabilities .......................................      0          3
Other......................................................    290        256
                                                             -----      -----
                                                               801      1,102
                                                             =====      =====

12.   CAPITAL LEASE

     The Company has entered into leases for laboratory equipment and IT hardware that are treated as capital leases. Future minimum lease payments under capital lease obligations as of June 30, 2003 are:

                                                              (IN THOUSAND EURO)
 2004......................................................            18
 2005......................................................            16
 2006......................................................            16
 2007......................................................            16
 2008......................................................            16
 Thereafter................................................            10
                                                                     ----
 Total minimum lease payments..............................            92
 Less: amounts representing imputed interest                           12)
                                                                     ----
 Present value of minimum lease payments                               80
 Less: current portion.....................................          (18)
                                                                     ----
 Non-current portion of capital lease obligations..........            62
                                                                     ====

13.   LONG-TERM DEBT

     In December 1998, the Company entered into a loan agreement with Bayerische Hypo- und Vereinsbank to finance the Company's research and development activities, under which it was entitled to borrow amounts up to (euro) 4.6 million until September 30, 2007. As of March 31, 2000, the Company had made full use of this loan agreement. The loan amount is repayable in 16 equal, semi-annual installments, beginning on March 31, 2000. Interest is payable quarterly at a rate of 4.75% per annum. In connection with this loan, the Company granted the lender a security interest in one position of the Company's fixed income securities.

                                                          6/30/2003 3/31/2003
                                                          --------- ---------
                                                           (IN THOUSAND EURO)

Loans, total ...........................................    2,560     2,560
Short-term portion .....................................     (569)     (569)
                                                            ------    ------
Total long-term debt ...................................    1,991     1,991
                                                            ======    ======

     As of June 30, 2003, principal payments on long-term debt for the next five years and thereafter are as follows:

                                                              (IN THOUSAND EURO)
 2004......................................................          569
 2005......................................................          569
 2006......................................................          569
 2007......................................................          569
 2008......................................................          284
                                                                   -----
                                                                   2,560
                                                                   =====

14.   SHAREHOLDERS' EQUITY

     For a detailed development of the shareholders' equity see page 5 in this report or the notes in the Company's annual report as of March 31, 2003.


ACCUMULATED OTHER COMPREHENSIVE INCOME

     In the three months ended June 30, 2003 the Company has reported (euro) 299,900 unrealized gains resulting form the revaluation of its available-for-sale marketable securities in other comprehensive income. In the three months ended June 30, 2002 the Company reported unrealized losses of
(euro) 104,400.


EMPLOYEE SHARES

     During the acquisition of Trega Biosciences Inc., Trega's employees were issued shares of LION in exchange for their Trega stock options. The difference between the purchase price and the fair value of the shares are recorded pro rata as a compensation expense over the two-year waiting period. In the three months ended June 30, 2003 (euro) 0 was recorded as a compensation expense as compared to (euro) 189,200 in the three months ended June 30, 2002.


STOCK OPTION PLANS

     As of March 31, 2003 LION had set-up three option plans. LION has granted stock options from two of these plans to its employees. As the exercise prices of these options exceed the current share market price of the LION stock, the Company agreed to offer a cash-settlement for all outstanding options based on the fair value of the options as calculated according to the Black-Scholes method. This offer is subject to the approval at the Annual General Meeting. Under the terms of the offer, the option holder had to irrevocably waiver any and all rights to the options. In the event the offer is not subsequently approved at the Annual General Meeting, the option holder has to repay the cash consideration. The waiver however remains irrevocable even if approval is not obtained at the Annual General Meeting. As of March 31, 2003 this offer was accepted by all option holders of LION and its subsidiaries. The cash settlement is treated as an accelerated vesting of the options, so that unrecognized non-cash compensation expense in the amount of (euro) 4,361,000 for both stock option plans has been recognized as of March 31, 2003. In the three months ended June 30, 2003 (euro) 188,700 has been paid as cash consideration. The amount exceeding the estimated liability as of March 31, 2003 of (euro) 8,700 has been booked against additional paid-in-capital. In the three months ended June 30, 2003 no more compensation expenses for the stock option plans has been reported as compared to (euro) 1,252,400 in the three months ended June 30, 2002. Thereof, (euro) 148,000 is included in discontinued operations.

     For a detailed explanation of the stock option plans see the notes in the Company's annual report as of March 31, 2003.

C.   DISCONTINUED OPERATIONS

     In October 2001, FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which deals with the accounting for and reporting of impairment and disposal of long-lived assets. SFAS No. 144 replaces both SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occuring Events and Transactions." However, SFAS No. 144 retains many of the basic provisions of SFAS No. 121. Similarly, SFAS No. 144 adopts the obligation of Opinion No. 30 that discontinued operations must be reported separately. The scope of the reporting obligation is expanded to include components of an entity that are disposed of by sale, retirement, demerger or spin off or that are held for sale. SFAS No. 144 must be applied in fiscal years commencing after December 15, 2001, but may be applied earlier. The Company applied SFAS No. 144 starting April 1, 2002.

     The Company closed down its in-house drug discovery (iD(3)) at December 31, 2002 to focus on its core competencies, the development and implementation of information management software and solutions for the Life Science industry. The Company has closed down its iD(3) activities in the US during the third quarter of fiscal year 2003 and in Heidelberg at December 31, 2003. The Company plans to finish the total execution, including for example the sale of all assets held-for-sale, during fiscal year 2004.

     The consolidated financial statements therefore have been reclassified to reflect iD(3) business as a discontinued operation. Accordingly, the revenues, costs and expenses, assets and liabilities have been excluded from the respective captions in the consolidated statements of income and balance sheets and have been reported as discontinued operations for fiscal year 2004, 2003 and 2002. No costs or revenues were incurred or earned during fiscal year 2001 related to iD(3) activities. Only direct costs and expenses are reported as discontinued operations. Expenses related to severance payments and lease termination payments of approximately (euro) 1.9 million and (euro) 0.9 million, respectively, have been incurred directly as result of the decision to close the inhouse drug discovery operations have been allocated to discontinued operations (total fiscal year 2003). A total of 82 employees were terminated in connection with the closure. The prior year results have been adjusted accordingly.

     The assets held-for-sale consist of:

                                                           6/30/2003   3/31/2003
                                                           ---------   ---------
                                                            (IN THOUSAND (EURO))

Laboratory equipment ......................................    16        262
Computer software .........................................     0         39
Furniture and office equipment.............................    12         21
Leasehold improvements ....................................     0          0
                                                              ---        ---
                                                               28        322
                                                              ===        ===

     The Company sold part of these assets in third and fourth quarter of fiscal year 2003. The Company plans to sell the remaining assets during fiscal year 2004. The net book value recorded as of March 31, 2003 of these assets of (euro) 322,000 corresponded to the expected proceeds from the sale of these assets. During fiscal year 2003, the Company recognized (euro) 1.8 million in losses from the write down to the estimated fair value and (euro) 1.1 million from the loss on sale of assets, which are reported as discontinued operations. In the three months ended June 30, 2003 the Company sold additional assets, for net proceeds of (euro) 255 thousand and a gain of (euro) 0.

     The following table shows a reconciliation for each line item in the statements of operations between discontinued and continued operations:


(in (euro)thousand                                    THREE MONTHS ENDED JUNE 30, 2003 THREE MONTHS ENDED JUNE 30, 2002

                                                         As                                As
                                                      previously  Discon-     As       previously Discon-       As
                                                      reported    tinued  reclassified reported   tinued    reclassified
Drug Discovery ...................................       305          0        305        721        139        582
Licenses .........................................     1,287          0      1,287      3,173          0      3,173
Professional Services ............................     1,749          0      1,749      3,171          0      3,171
Maintenance and Support ..........................       563          0        563        396          0        396
                                                      ------     ------     ------     ------     ------     ------
TOTAL REVENUES ...................................     3,904          0      3,904      7,461        139      7,322

Cost-of-sales ....................................     2,372          0      2,372      3,323          0      3,323

Selling costs ....................................     1,867          0      1,867      3,389          2      3,387
General and administrative costs .................     1,828       (208)     2,035      4,126         84      4,042
Research and development costs ...................     3,533         21      3,512     11,592      2,949      8,643
Other operating income and expenses ..............      (635)         0       (636)       356          0        356
TOTAL COSTS AND EXPENSES (INCL. COS) .............     8,965       (186)     9,151     22,786      3,035     19,751

OPERATING RESULTS BEFORE DEPRECIATION/AMORTIZATION    (5,061)       186     (5,247)   (15,325)    (2,896)   (12,429)

Depreciation of property, plant & equipment and
amortization of intangible assets ................     1,354         (0)     1,355      3,145        298      2,847

OPERATING RESULTS ................................    (6,415)       186     (6,602)   (18,470)    (3,194)   (15,276)


D.   NOTES TO THE STATEMENTS OF OPERATIONS

15.   DEPRECIATION AND AMORTIZATION

     The components of depreciation and amortization are as follows:

                                                      THREE MONTHS ENDED JUNE 30
                                                      --------------------------
                                                          2003     2002
                                                        (IN THOUSAND EURO)

Property, plant and equipment .........................  1,166     1,619
Other intangible assets ...............................    189     1,526
                                                         -----     -----
Depreciation/amortization of PP&E and Other
  intangible assets....................................  1,355     3,145
                                                         =====     =====
  Thereof discontinued operations .....................      0       298

16.   INTEREST RESULT

                                                      THREE MONTHS ENDED JUNE 30
                                                      --------------------------
                                                          2003     2002
                                                        (IN THOUSAND EURO)

    Interest income...................................     459     1,141
    Interest expense..................................     (32)      (41)
                                                         -----     -----
    Net...............................................     427     1,100
                                                         =====    =====

17.   RESULTS FROM MARKETABLE SECURITIES AND OTHER LONG-TERM INVESTMENTS

     The components of results from marketable securities and other long-term investments are as follows:

                                                      THREE MONTHS ENDED JUNE 30
                                                      --------------------------
                                                          2003     2002
                                                        (IN THOUSAND EURO)

    Realized loss on sales of investment funds......       0       (1,700)
                                                           -       -------
    Results from marketable securities /
      other long-term investments....................      0       (1,700)
                                                           =       =======

E.   OTHER INFORMATION

18.   SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                      THREE MONTHS ENDED JUNE 30
                                                      --------------------------
                                                          2003     2002
                                                        (IN THOUSAND EURO)
 Cash paid during the period
 ---------------------------
    Interest expenses................................      32         41
    Income taxes.....................................      83        108

19.   COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     The Company leases offices, laboratory space and equipment under non-cancellable operating leases. Future minimum lease payments under these agreements as of June 30, 2003 were:

                                                        IN THOUSAND EURO
2004..................................................       1,982
2005..................................................       1,258
2006..................................................         729
2007..................................................         455
2008..................................................           1
Thereafter............................................           0
Total minimum lease payments .........................       4,425

     Rental costs for the three months ended June 30, 2003 totaled (euro) 733,200, as compared to (euro) 1,259,900 in the three months ended June 30, 2002.


LITIGATION

     From time to time the Company has been involved in litigations arising from its business activities. The Company is not aware of any such action that would have a material adverse effect on its earnings, liquidity, or financial position.

20.   COLLABORATION AND SERVICE AGREEMENTS

     On June 18, 1999, the Company entered into a basic agreement with Bayer AG ("Bayer"), under which it was to develop and launch an innovative bio-IT solution for Bayer. The agreement also governs collaboration in research and development between the two companies over five years.

     The basic agreement required the Company to establish LION bioscience Research Inc. ("LBRI"), based in Cambridge, Massachusetts, as a wholly-owned U.S. subsidiary of LION and one of the vehicles through which LION would perform the basic agreement. LION is also obligated to provide LBRI with adequate numbers of scientific experts and engineers from its existing staff. LBRI is to operate on the basis of a five-year plan and annual budgets and will conduct research activities in accordance with a research and development plan. Under the basic agreement, all rights and claims to the technology developed by LBRI are the property of LION. At the same time, LION grants Bayer a license to use this information technology exclusively for internal purposes. LION may not market or distribute any of these information technologies within one year of their becoming functional. The parties have also agreed that all rights and claims to targets and genetic markers found by LBRI belong to Bayer.

     As consideration for the services of LION under this basic agreement, Bayer is obligated to pay LION a sum equal to the LBRI operating costs pursuant to the annual budget, subject to a maximum budget increase of up to 10%. The total sums due over the term of the agreement may not exceed $ 26.8 million. LBRI's operating costs are payable to LION by Bayer in advance at the beginning of July and January of each calendar year on the basis of the approved budget for the pertinent half year. Since LBRI incurs these costs, the Company recognizes the sums paid by Bayer as revenue. Advance payments received from Bayer that have not yet been reported as revenue, are shown as deferred revenue. Bayer also pays LION a fixed annual fee of (euro) 1,283,000. This fixed annual fee is also reported as revenue on a straight-line basis over twelve months. In addition, Bayer pays license fees with respect to drugs and diagnostic products developed and marketed by Bayer on the basis of targets or genetic markers found by LBRI or LION or with the assistance of IT solutions supplied by LION or LBRI. For the three months ended June 30, 2003 and 2002 the Company reported revenues of
(euro) 1,407,000, and (euro) 1,747,000, respectively, under this agreement, which are included in revenues from ProfessiONAl Services. Cost-of-sales of
(euro) 848,700 and (euro) 963,600 were recorded during the three months ended June 30, 2003 and 2002, respectively, related to this agreement.

     The basic agreement grants Bayer an option to acquire all the shares in LBRI from LION at a price equal to the capital paid in by LION ($1.0 million). For two years after any acquisition of the shares by Bayer, LION has a right of first refusal with regard to the commercial exploitation of new IT software developed by LBRI, in the event this software is in competition with LION's activities and Bayer has decided to market the software commercially.

     The agreement expires on June 30, 2004, but can be terminated by either party, on an annual basis, on the grounds of non-performance.


SERVICE AGREEMENT

     On October 13, 2000, the Company entered into a service agreement ("Development Agreement") with Bayer AG, Leverkusen. The objective of the Development Agreement is to improve and speed up Bayer's pre-clinical research process, to integrate chemical data and to develop customer-specific software for the analysis of high-throughput screening and structural activity data, in order to arrive at lead compounds faster and reduce the failure rate in the subsequent research process.

     On December 11, 2001 ( "First Amendment"), and March 29, 2002 ("Second Amendment) amendments to the Development Agreement effective January 1, 2002 established a new schedule for reaching five milestones and extended the contract until January 1, 2004. The achievement of the agreed-upon milestones triggers the acceptance test by Bayer. Payments are dependent on Bayer's acceptance of the predetermined milestones.

     Effective June 25, 2002, the Development Agreement was amended again ("Third Amendment"). The parties agreed to postpone the milestone due in the first quarter to the third quarter of fiscal year 2003. At the same time the term of the Development Agreement was extended until July 1, 2004. Effective December 16, 2002 a fourth amendment ("Fourth amendment") was signed, which suspercedes the previous three amendments. The postponed milestone has been accepted, a new schedule for deliverables and payments has been established and the total volume of the project has been reduced. Revenues related to this agreement are recorded when the milestone has been accepted by Bayer.

     The Company reported revenues from Professional Services in the three months ended June 30, 2003 and 2002 of (euro) 470,000 and (euro) 221,000, respectively, under this agreement. Cost-of-sales of (euro) 470,000 were rECOrded during the three months ended June 30, 2003 related to this agreement In addition, based on the Company's best estimates, a loss on the contract is anticipated in fulfilling its obligations under the contract. Therefore, the Company accrued (euro) 920,000 as a loss contract provision, which is included in cost-of-sales in fiscal YEAr 2003. In the three months ended June 30, 2003, costs of (euro) 358,000 has been booked against the accrual.

     On May, 16, 2002 the Company entered into a collaborative research and development agreement with Paradigm. This agreement defines the cooperation of both parties within the ATP grant. The parties have applied to participate in the Advanced Technology Program ("ATP") administered by the National Institute of Standards and Technology ("NIST") as a contractual joint venture with the objective of assembling and developing a software suite and data solution that allows users to better identify targets for lead compound discovery and product development by integrating large streams of biological and biochemical data from heterogeneous sources into coherent data sets that accurately represent underlying biological relationships (the "Target Assessment Technologies Suite" or (TATS). The grant award amounts to $ 11.7 million and will run for five years. Both parties will each receive approximately 50 % of the grant. Based on the annual budgets, pending the approval by NIST, the parties will receive up to 50 % of the costs incurred.Any intellectual property developed by LION will be fully owned by LION for its own use. Any IP developed jointly by Paradigm and LION will be jointly owned. Payments received related to this agreement are reported as revenues from Drug Discovery.

21.   RELATED PARTY TRANSACTIONS

     The Company has entered into several research and development agreements with Bayer, which is a shareholder of the Company. It also has contractual relationships with EMBL and DKFZ, which are also shareholders of the Company. None of these shareholders have a material influence on the company.

22.   BUSINESS SEGMENTS AND FOREIGN BUSINESS ACTIVITIES

     Due to the current management structure, the Group is currently managed as one segment for purposes of segment reporting requirements.

     The following amounts relating to geographical locations are included in the consolidated financial statements:

                                                     THREE MONTHS ENDED JUNE 30,
                                                     ---------------------------
                                                           2003        2002
                                                          (IN THOUSAND EURO)
REVENUES (1)
  Germany.........................................           634        623
  United States ..................................         2,713      5,000
  Other...........................................           557      1,699
  Group...........................................         3,904      7,322

OPERATING RESULTS BEFORE DEPRECIATION AND AMORTIZATION
  Germany.........................................          (766)    (3,914)
  United States ..................................        (3,524)    (7,172)
  Other...........................................          (957)    (1,343)
  Group...........................................        (5,247)   (12,429)

LONG-LIVED ASSETS (2)
  Germany.........................................         3,133      3,555
  United States ..................................         2,210      2,704
  Other...........................................           672        631
  Group...........................................         6,015      6,890

(1)      Revenues are allocated based on customer location
(2)      Comparable numbers as of March 31, 2003

23.   LOSS PER ORDINARY SHARE

     The following table shows the calculation of the basic and diluted net loss per common share:

 IN THOUSAND EURO, EXCEPT SHARE AND PER-SHARE DATA   THREE MONTHS ENDED JUNE 30,
                                                     ---------------------------
                                                           2003         2002
NUMERATOR
Net loss for the year from continuing operations .....      (6,258)     (15,984)
Net loss for the year from discontinued operations ...         186       (3,194)
                                                       -----------   ----------
NET LOSS FOR THE PERIOD, TOTAL .......................      (6,072)     (19,178)
                                                       ===========   ==========

DENOMINATOR
Weighted averages of ordinary shares outstanding .....  19,870,175   19,870,175
                                                       ===========   ==========

Basic and diluted net loss per ordinary share
  from continuing operations .........................       (0.31)       (0.81)
Basic and diluted net loss per ordinary share
  from discontinued operations .......................        0.00        (0.16)
                                                       -----------    ----------
BASIC AND DILUTED NET LOSS PER ORDINARY SHARE ........       (0.31)       (0.97)
                                                       ===========    ==========

     Stock options issued are not considered in calculating the diluted net loss per common share, due to their anti-dilutive effect.


24.   DECLARATION TO THE GERMAN CORPORATE GOVERNANCE CODEX

     Management Board and Supervisory Board of LION bioscience AG submitted the required declaration according to Section 161 Stock Corporation Act (AktG) to the German Corporate Governance Codex for calendar year 2002 and committed themselves to complying with its requirements. The declaration has been made permanently accessible on the Company's Web site at http://www.lionbioscience.com.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                 FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2003

You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes and the other financial information included elsewhere in this Report for the Three Month Period Ended June 30, 2003.

All statements included in this report that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and other applicable U.S. and German laws, including statements regarding potential future increases in revenues, gross profit, net income, our company's liquidity, and future transactions or projects or milestones. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements and that are beyond our control. There can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in these forward-looking statements as a result of various factors, including, but not limited to, the following: the viability of our business model, risks associated with our company's integration and restructuring of operations, the acquisition of, or investment in, other companies, management of growth, international operations, impact from exchange rate fluctuations, dependence on key personnel, intense competition, the variability in our operating results from quarter to quarter, technological change, our ability to develop and protect proprietary products and technologies and to enter into collaborative commercial relationships, our future capital requirements, uncertainties as to our ability to enter into or perform transactions with or projects for customers, and capital market fluctuations and economic conditions - both generally and those related to the life sciences industry. As a result, our future development efforts involve a high degree of risk. We refer you to our Annual Report on Form 20-F, dated June 18, 2002 as filed with the United States Securities and Exchange Commission (SEC), as well as LION's future filings with the SEC, in which these and other risk factors are discussed. You may obtain our Annual Report on Form 20-F from the SEC's web site at http://www.sec.gov or by contacting the SEC in Washington, D.C.

We do not observe a formal quiet period with respect to statements concerning our results of operations, developments, business or financial outlook, financial targets or expectations (e.g. our outlook as to future revenue, expenses, cash position or earnings). We expressly disclaim any obligation or undertaking to release publicly any updates, revisions or corrections to any forward-looking statements or historical information presented, whether as a result of new information, change of assumptions or business model, future developments or otherwise. It is our policy not to confirm or update, and expressly disclaim any duty to update, any expectations, outlook, targets, projections, estimates or assumptions concerning our results of operations or developments, including those of third parties.

References to "our company" are to LION bioscience Aktiengesellschaft, and references to "we", "us" or "LION" are to LION bioscience Aktiengesellschaft and, unless the context otherwise requires, its subsidiaries. Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). References to "euro" or "(euro)" are to euro, and references to "U.S. dollars", "U.S.$" or "$" are to United States dollars. Our financial year ends on March 31 of each year. References to any financial year or to "FY" refer to the year ended March 31 of the calendar year specified.

OVERVIEW

We strive to become the world leader in providing IT-driven R&D solutions for the life sciences industry. Our IT-solutions and products aim to improve the efficiency of the drug discovery process and to increase R&D productivity of life sciences companies. Our strategy is to focus on our core competencies and to respond to the market demands and opportunities that we have identified for IT-driven R&D solutions.

As part of our strategy to focus on our core competencies, our business activities are now centered around our IT development business rather than our internal drug discovery activities. Our IT development business is primarily responsible for the development of our IT solutions and products as well as for providing professional services to customers related to these solutions and products.

Effective December 31, 2002, we closed down our internal drug discovery program, which we called iD3 Accordingly, we show the revenue and expenses relating to our internal drug discovery program as a separate item in our consolidated statement of operations for the three months ending June 30, 2003 under "discontinued operations". We have also reclassified revenue and expenses relating to our iD3 activities for the first three months of FY 2003 as discontinued operations to enable comparisons to the information set forth for the first three months of FY 2004. Likewise, we show the assets relating to our iD3 activities as a separate item under "assets held for sale" in our consolidated balance sheet as of June 30, 2003, and we have reclassified the assets relating to our iD3 activities on our consolidated balance sheet as of March 31, 2003 as assets "held for sale" to enable balance sheet comparisons. Revenues from discontinued operations include revenues from drug discovery collaborations that we have discontinued. Expenses related to discontinued operations include R&D expenses and general and administrative expenses directly related to discontinued operations, as well depreciation and amortization expenses relating to assets used by our iD3 program. We reduced our R&D expenses from discontinued operations by income received from the sale of equipment and other assets used in our internal drug discovery activities. Revenue and expenses related to our drug discovery activities that we have not discontinued are not allocated to discontinued operations. These revenues and expenses involve primarily our arrayTAG(TM) and Chem.Folio(TM) products that we continue to license or sell to customers rather than our internal drug discovery program or discontinued drug discovery collaborations.

We recognize revenue from software licenses in accordance with Statement of Position 97-2 ("SOP 97-2") issued by the American Institute of Certified Public Accountants (AICPA) as amended and Staff Accounting Bulletin No. 101 ("SAB 101") issued by the SEC. SOP 97-2 (and SAB 101) generally allows us to recognize revenue from software license fees under multi-year or perpetual licenses up-front when evidence of a license agreement exists, delivery of the software has been made, the fee is fixed or determinable, collection of the fee is probable, and the customer has accepted delivery. Revenue from license fees under short-term license agreements, i.e. those have a term of 12 months or less, are recognized on a straight-line basis over the term of the license.

We granted stock options to our management board and our employees pursuant to our 2000 Stock Option Plan and our 2001 Stock Option Plan in previous fiscal years. No stock options had been granted under our 2002 Stock Option Plan. As the exercise price of these options exceed the current share market price of our company's shares, we agreed to offer a cash settlement for all outstanding options based on the fair value of the options. This offer is subject to the approval at the company's annual general meeting. Under the terms of the offer, the option holder had to irrevocably waiver any and all rights to the options. This offer was accepted by all option holders prior to the end of FY 2003. We did not issue any options in the three months ended June 30, 2003. Accordingly, we did not record any compensation expenses related to our stock option plans for the three months ended June 30, 2003 as compared to a non-cash compensation expense of (euro) 1,252,400 recorded in the first three months ended June 30, 2002 for stock options previously issued under these stock option plans. We allocated these expenses of outstanding stock options among our R&D, selling and general and administrative expenses of our continuing operations as well as our discontinued operations for the three months ended June 30, 2002.

As part of a cost reduction and restructuring program formally adopted by our company prior to December 31, 2002, we accrued necessary restructuring expenses as of March 31, 2003. These expenses include retention and severance payments in connection with the termination of employees in the United States and in Europe which will become effective in the first and second quarters of fiscal year 2004, and lease restructuring payments. The restructuring program involved the reduction of our workforce in the United States, the United Kingdom and Germany, the consolidation of our two sites in Ohio (Cleveland and Columbus) into Columbus, the relocation of certain U.S. employees in the United States and the restructuring of lease obligations.

We have identified certain critical accounting policies to our company due to the estimation processes involved in each of the following. For a detailed description of these critical accounting policies, we refer you to our Annual Report on Form 20-F as filed with the SEC.

Our reporting currency is the euro. Balance sheet accounts are translated to the euro at the exchange rates in effect at the end of the reporting period, except for shareholders' equity, which is translated at the rates in effect when the underlying transactions were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during our fiscal year. For the three months ended June 30, 2003, approximately 75% of our revenue and approximately 52% of our expenses were denominated in U.S. dollars compared with approximately 67% of revenue and approximately 53% of expenses for the three months ended June 30, 2002. The relative strength of the euro compared to the U.S. dollar during the three months ended June 30, 2003 compared with the three months ended June 30, 2002 thus had the effect of decreasing our reported revenue and our reported expenses for the first three months of FY 2004.

We have reclassified amounts in certain items on our balance sheet, statements of operations and statements of cash flows for the three months ended June 30, 2002 to achieve a comparability with the information for the three months ended June 30, 2003.

THREE MONTHS ENDED JUNE 30, 2003 COMPARED WITH THREE MONTHS ENDED JUNE 30, 2002

REVENUES. Our revenues consist of fees from our licensing activities, our professional services, maintenance and support and from drug discovery activities that we have not discontinued. Our licensing revenue derives from licensing fees for our IT products and solutions. Revenue from our professional services derives from fees for professional services related to our IT products and IT solutions and also includes revenues generated from our collaboration and service agreements, such as our i-biology arrangement and development agreement with Bayer in the area of pharmacophore informatics. Our revenues from maintenance and support consist of fees for support and maintenance provided to customers related to our IT solutions and products. Revenues generated from drug discovery activities comprise fees from the licensing or sale to customers of biological or chemical products created by our drug discovery activities.

Revenues for the three months ended June 30, 2003 decreased to (euro) 3.904 million compared to (euro) 7.322 million in the same period of fiscal year 2003. This decrease was affected by the impact of the strong euro compared to the dollar during the first three months of FY 2004, as we approximately 75% of our revenue was denominated in U.S. dollar.

During the three months ended June 30, 2003, revenues generated from licensing activities decreased to (euro) 1.287 million during this period compared to
(euro) 3.173 million in the same period of fiscal year 2003. This decrease in licensing revenue is mainly attributable to a decrease in the number of new licenses, the lengthy sales cycle for our new IT products and solutions and the impact of the strong euro compared to the dollar during the first three month of the current fiscal year. In the three months ended June 30, 2003, revenues from professional services decreased to (euro) 1.749 million as compared to (euro)
3.171 million in the same period of the previous fiscal year. This decrease in professional service revenue is mainly attributable to a reluctance of customers to enter into new professional services projects, the lengthy sales cycle for our new IT solutions and products, as our professional services are based on our IT solutions and products, and the impact of the strong euro compared to the dollar. Revenues from Software maintenance and support increased to (euro) 0.563 million for the three months ended June 30, 2003 compared to (euro) 0.396 million in the same period of fiscal year 2003 as a result of a large number of new agreements entered in the third and fourth quarter of FY 2003. Revenues from continuing drug discovery activities decreased to (euro) 0.305 million for the three months ended June 30, 2003 compared to (euro) 0.582 million in the same period of fiscal year 2003 due to the shift in our strategic focus to IT products and solutions developments.

COST-OF-SALES. In the three months ended June 30, 2003 cost-of-sales decreased to (euro) 2.372 million, as compared to (euro) 3.323 million in the three months ended June 30, 2001. This decrease resulted primarily from a reduction in costs related to our LION Hosted Services (LHS) offering and the impact of the strong euro compared to the dollar during the first three months of FY 2004.

RESEARCH & DEVELOPMENT EXPENSES. Research & development expenses (without depreciation of property, plant and equipment or amortization of intangible assets) decreased in the three months ended June 30, 2003 to (euro) 3.512 million compared to (euro) 8.643 million in the same period of fiscal year 2003. This significant decrease in R&D expenses is primarily attributable to the restructuring of our R&D organization, including the closing of our site in Cleveland, Ohio and related R&D workforce reductions, as well as the impact of the strong euro compared to the U.S. dollar during the first three months of FY 2004. Additionally we managed to reduce our R&D consulting expenses in the three months ended June 30, 2003 compared with the three months ended June 30, 2002. Expenses related to the discontinuation of our iD3 activities are not reflected in our R&D expenses. Instead, these expenses are included under discontinued operations.
                                       25

Our R&D expenses are reduced by subsidies, mainly from the Federal Republic of Germany or the European Union. These payments totaled (euro) 0.2 million in the three months ended June 30, 2003 compared to (euro) 0.3 million in the same period of fiscal year 2003.

SELLING EXPENSES. Selling expenses (without depreciation of property, plant and equipment and amortization of intangible assets) decreased to (euro) 1.867 million in the three months ended June 30, 2003, compared to (euro) 3.387 million in the same period of the previous fiscal year. This decrease is mainly due to the reallocation of some expenses for our LHS offering to cost-of-sales and the impact of the strong euro compared to the dollar during the first three months of FY 2004.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses (without depreciation of property, plant and equipment and amortization of intangible assets) decreased to (euro) 2.035 million in the three months ended June 30, 2003, compared to (euro) 4.042 million in the same period of the previous fiscal year. This decrease is mainly attributable to our restructuring of our operations as well as the impact of the strong euro compared to the dollar during the first three months of FY 2004 and compensation expenses for the stock option plan in the first three months of FY 2003.

OTHER OPERATING INCOME AND EXPENSES. Our gains from other operating income and expenses came to (euro) 0.636 million in the three months ended June 30, 2003 compared to expenses of about (euro) 0.356 million in the three months ended June 30, 2002. This gain is primarily attributable to the conversion of assets and liabilities in foreign currencies into euros.

DEPRECIATION AND AMORTIZATION. Our depreciation and amortization expenses decreased to (euro) 1.355 million in the three months ended June 30, 2003 compared to (euro) 2.847 million in the three months ended June 30, 2002. This decrease is primarily attributable to the amortization of intangible assets that had been written-off to a large extent at September 30, 2002 because the impairment of their value was other-than-temporary.

INTEREST INCOME. Our interest income (net) decreased to (euro) 0.427 million in the three months ended June 30, 2003 compared to (euro) 1.1 million in the three months ended June 30, 2002. This decrease mainly results from our lower position of cash, cash equivalents and marketable securities comparing to the previous fiscal year.

RESULTS FROM MARKETABLE SECURITIES AND OTHER LONG-TERM INVESTMENTS. We had no gains or losses from marketable securities and other long-term investments during the three months ended June 30, 2003 compared with a loss of (euro) 1.7 million for the same period of the previous fiscal year. These losses resulted from the sale of investment fund and debt securities in June 2002.

NET LOSS FROM CONTINUING OPERATIONS. During the three months ended June 30, 2002, we incurred a net loss of (euro) 6.258 million compared to (euro) 15.984 million during the same period of the previous fiscal year. This decrease is attributable to the significant decrease in our expenses despite the decrease in our revenues resulting from our cost reduction and restructuring program, including the reduction of our workforce, and the impact of the strong euro compared to the dollar. Our expenses were also positively influenced by the deferral of expenditures of more than (euro) 2.0 million to the following quarters.

DISCONTINUED OPERATIONS. We recorded a net gain from our internal drug discovery program, which we discontinued effective December 31, 2002, in the amount of
(euro) 0.186 million during the three months ended June 30, 2003 compared to a net loss of (euro) 3.194 million from discontinued operations during the same period of the previous year. This gain is attributable to the reversal of expenses accrued in connection with the departure of our former Chief Science Officer (CSO), as our former CSO took up employment with another employer on July 1, 2003, resulting in reduced payments under his termination agreement.

LIQUIDITY, CASH-FLOWS AND CAPITAL RESOURCES

We currently fund our operations mainly through our operating cash flow and equity.

During the three months ended June 30, 2003 we had net cash outflows of (euro)
7.282 million compared to net cash inflows of (euro) 18.946 million in the three months ended June 30, 2002. Our total liquidity - including cash, cash equivalents and marketable securities - decreased from (euro) 72.9 million at March 31, 2003 to (euro) 65.0 million at June 30, 2003, representing a cash burn of (euro) 7.9 million during the three months ended June 30, 2003.

During the three months ended June 30, 2003 we had net operating cash outflows of (euro) 7.153 million compared to (euro) 16.361 million during the same period of the previous fiscal year. This reduction in the cash used by our operating activities is primarily attributable to the reduced costs as a result of our restructuring program. In the three months ended June 30, 2003, approximately
(euro) 0.115 million were used in investing activities compared to cash inflows in the amount of (euro) 35.361 million provided from investment activity in the same period of the previous fiscal year. Cash outflows during the three months ended June 30, 2003 resulted primarily from investments in hard- and software. In the same period of the previous fiscal year, we received proceeds from the sale of marketable securities in the amount of (euro) 36.7 million. Net cash used in our financing activities was (euro) 0.014 million in the three months ended June 30, 2003 compared to (euro) 0.054 million during the same period of the previous financial year. This reduction in cash used by our financing activities is attributable mainly to reduced principal payments on capital leases.

INTEREST RATE RISK

For the three months ended June 30, 2003, all of our borrowings were at fixed interest rates only.

LOAN AGREEMENTS

In December 1998, our company entered into a loan agreement with Bayerische Hypo- und Vereinsbank for the financing of research and development activities. Under the loan agreement, we may borrow up to (euro) 4.55 million through September 30, 2007. At March 31, 2000, our company had fully utilized the facility. The loan principal is due in 16 equal semi-annual payments in the amount of (euro) 284,406, which began on March 31, 2000. At June 30, 2003, we had repaid approximately (euro) 2.0 million of the total principal amount borrowed under this facility. We pay interest on the outstanding principal amount at a rate of 4.75% per annum, which is due in quarterly installments.

CAPITAL EXPENDITURES

We had no material individual capital expenditures in the three months ended June 30, 2003. We had invested approximately (euro) 0.412 million primarily in new hardware and software during this period.

LION SHARES HELD BY OUR COMPANY AND SUBSCRIPTION RIGHTS OF EXECUTIVE OFFICERS AND EMPLOYEES

Our Company is currently not authorized to hold its own shares. As of June 30, 2003, no options to purchase shares of our company had been issued or were outstanding under any of our company's stock option plans. Accordingly, we did not record any expenses for stock options for the three months ended June 30, 2003.

The following table sets forth the number of shares of our company that were owned directly by members of our company's management and supervisory boards as of June 30, 2003:

                                                 Shares
Executive Board

Dr. Friedrich von Bohlen und Halbach (CEO)       2,510,868*
Martin Hollenhorst (CFO)                         None
Dr. Daniel Keesman (CBO)                         None

Supervisory Board

Jurgen Dormann (Chairman)                        3,866
Dr. Thomas Schurrle (Deputy Chairman)            142,695
Jorn Aldag                                       None
Markus Metyas                                    None
Dr. Michael Steiner                              142,695
Richard Roy                                      None

* Pursuant to Section 22 Subsection 1 No. 6 of the German Securities Trading Act
(WpHG) 1.208% of the voting rights in our company that are held by his children have been allocated to Dr. von Bohlen and Halbach.

EMPLOYEES

In accordance with our formal restructuring program we have reduced our global workforce since the beginning of the current fiscal year. During the three months ended June 30, 2003, our total work force comprised 314 employees (full-time equivalents) compared to 337 as of March 31, 2003, representing a reduction by 23 employees on a full-time equivalent basis.

Employees by location (full-time equivalent):

                                                 6/30/2003        3/31/2003
Heidelberg, Germany                                 143              154
Cambridge, UK                                        42               47
San Diego, CA, USA                                   34               42
Cambridge, MA, USA                                   55               55
Cleveland/Columbus, OH, USA                          40               39
                                                     --               --
Total                                               314              337

Employees by company division (full-time equivalent):

                                                 6/30/2003        3/31/2003
Life Science-Informatics(TM)(IT development)        147              177
Sales & Marketing                                    49               30
Administration                                       41               53
Professional Services                                77               77
                                                     --               --
Total                                               314              337

RECENT DEVELOPMENTS AND OUTLOOK

Recent Developments

Between January 1 and June 30, 2003, we released new IT-solutions and products and new versions of our IT-solutions and products in accordance with our aggressive launch schedule:


     o In June 2003, we launched LION TargetEngine(TM), our application solution for the biology phase of the drug discovery process based on our LION DiscoveryCenter(TM) integration platform.

     o In May 2003, we launched idea pkEXPRESS(TM), our desktop ADME simulation and prediction software.

     o In April 2003, we also launched a new version of our SRS data integration software.

     o In January, 2003, we launched our LION DiscoveryCenter(TM) integration platform and in April 2003, we released a new version of LION DiscoveryCenter(TM).

On July 23, 2003, we announced that the European Patent Office had licensed our SRS integration system for use in the patent review and approval process in the life sciences area.

On June 24, 2003, we also announced that Professor Klaus Pohle, the former Chief Financial Officer of Schering AG, was nominated as a member of our company's supervisory board. His nomination must be approved at our company's annual shareholders meeting on August 7, 2003.

Financial Outlook

We expect total revenues for FY 2004 to be lower than our previously announced guidance for the full 2003-2004 fiscal year. While we had previously expected revenue growth of up to (euro) 40 million for the full FY 2004, we now expect revenues for the full FY 2004 of at least (euro) 27.5 million. Our revised revenue outlook and guidance reflects the continued reluctance by life sciences companies to make investments in IT-driven R&D solutions, the continued strength of the euro compared with the U.S. dollars which adversely impacts our revenues as we expect roughly 65% of our revenue for FY 2004 to come from U.S. dollar denominated transactions, and the lengthy sales cycle for our IT solutions and products, in particular the IT-solutions and products that we launched only recently. The combination of LION DiscoveryCenter(TM) and our recently launched LION TargetEngine(TM) application solution appears to be an attractive value-added solution to customers. However, LION TargetEngine(TM) was launched in June 2003, and due to the lengthy sales cycle for complex IT solutions in the current life sciences market, we anticipate a significant rise in revenues only towards the end of the current fiscal year.

We still expect to achieve our goal to break even on an EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) basis in the last quarter of the current fiscal year.

We also expect to have greater liquidity from cash, cash equivalents and marketable securities of as much as (euro) 35 million by the end of the current fiscal year compared with our original liquidity target of (euro) 30 million by March 31, 2004. We have revised our original liquidity target, as our cost reduction and restructuring program is having a greater impact on our expenses for FY 2004 than originally anticipated. In addition, we will implement additional cost reduction and restructuring measures to manage costs and cash flows against weaker revenues. Specifically, we plan to close our site in Columbus, Ohio resulting in a further reduction of our workforce in Ohio during FY 2004. As of June 30, 2003, we employed a total of 40 employees (full-time equivalents) in Ohio.

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

ADDRESS:

LION BIOSCIENCE AG
Waldhofer Strasse 98
69123 Heidelberg
Deutschland

Tel: +49(0)6221/4038-0
Fax: +49(0)6221/4038-101

www.lionbioscience.com



CONTACT:

MARTIN HOLLENHORST
CHIEF FINANCIAL OFFICER
Tel: +49(0)6221/4038-192
martin.hollenhorst@lionbioscience.com

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